MITSUI & CO., LTD.

ADDRESS:		TELEX NO.
2-1, OHTEMACHI 1-CHOME,	HEAD OFFICE	“J22253”
CHIYODA-KU, TOKYO,		CABLE ADDRESS :
JAPAN	C.P.O. BOX 822, TOKYO	“MITSUI TOKYO”

TELEPHONE :	100-8631 JAPAN	FACSIMILE :

81-3-3285-7784		81-3-3285-9819

February 24, 2005

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C., 20549-0305
U.S.A.

Dear Ms. Blye:

     This is in response to your letter dated December 28, 2004, inquiring as to the materiality of our operations in Iran and our view as to whether such operations constitute a material investment risk for our security holders. As discussed below, our business activities in Iran are not material to our consolidated financial condition or results of operations, and we do not believe that our Iran-related operations constitute a material investment risk for our security holders.

Quantitative Analysis

     Using available internal data, we have conducted a review of our Iran-related business operations for each of the three fiscal years ended March 31, 2004, 2003 and 2002. For each of those fiscal years, revenues, gross profit and net income from our Iran-related transactions constituted significantly less than 1% of our consolidated revenues, gross profit and net income, respectively. Moreover, as of March 31, 2004, 2003 and 2002, Iran-related assets constituted significantly less than 1% of our consolidated assets.

Qualitative Analysis

(a)	Business Activities

     Our Iran-related operations primarily consist of business activities in which we act as agent for Japanese companies. Our activities as agent include the following:

Ms. Cecilia Blye	-2-

•	We act as agent to Japanese engineering and heavy machinery companies and assist them with various aspects of entering into and completing industrial projects in Iran. For example, we collect and provide them with relevant information in order to assist them in preparing their bids. We also provide administrative support such as assisting them with contract negotiations.

•	We act as agent to the principals of industrial projects in Iran and arrange for financings provided by export credit agencies.

With respect to the above activities, we are engaged only as agent and not as principal.

     Under limited circumstances, we engage in Iran-related business activities as a principal. For example, we purchase crude oil, oil products and petrochemical products from Iranian entities and sell them in Japan and elsewhere as principal.

     We do not have significant Iran-related assets. All of our assets in Iran are held by our wholly owned Iranian subsidiary, Mitsui & Co., Iran. Ltd. (“Mitsui Iran”). Most of our business activities described above are conducted through or with the assistance of Mitsui Iran. Mitsui Iran was incorporated in January 1967, its office is located in Tehran and currently has 17 full time employees consisting of nine Japanese and eight Iranian nationals. The assets of Mitsui Iran consist of fixed assets for day to day business activities and miscellaneous current assets.

(b)	No Involvement of Persons Subject to the Jurisdiction of the United States

     No “person[s] subject to the jurisdiction of the United States” (as defined under 31 C.F.R. Part 535) affiliated with Mitsui & Co., Ltd. are involved in our Iran-related operations.

(c)	Investment Activities

     Other than our 100% equity interest in Mitsui Iran, we do not have any subsidiaries, associated companies or joint ventures located in Iran. However, we engage in limited investment activities in companies that do business in Iran. None of these investments is, individually or in the aggregate, material to our consolidated results of operations and financial condition. To our knowledge, our only significant investment exposures to companies that do business in Iran are the following:

•	We hold a 0.47% direct interest and a 4.084% indirect interest in INPEX Corporation, a publicly traded Japanese company engaged in the exploration, development, production and sale of crude oil and natural gas. Our indirect interest in INPEX is held through our

Ms. Cecilia Blye	-3-

44.344% interest in Mitsui Oil Exploration Co., Ltd., a Japanese company which holds a 9.21% equity interest in INPEX. Until late 2004, INPEX was controlled by Japan National Oil Corporation, a company under the control of the Japanese government, and the Japanese government continues to maintain a degree of control over INPEX following its listing on the Tokyo Stock Exchange in November 2004. In February 2004, while still under the direct control of Japan National Oil Corporation, INPEX entered into an agreement with National Iranian Oil Company to develop the Azadegan field in Iran. We do not intend to, seek to, nor do we have the power to, influence the future development of the Azadegan field.

•	We hold a 15.17% equity interest in Toyo Engineering Corporation, a publicly traded Japanese engineering company. As a part of its global engineering activities, Toyo Engineering Corporation has been participating as a contractor in the construction of various industrial projects in Iran.

(d)	Future Operations in Iran

     As discussed above, most of our operations in Iran consist of business activities in which we act as agent. In the future, however, there is a possibility that we may broaden our business activities in Iran as principal. We have no plans to significantly expand our Iran-related operations and would carefully consider the commercial and other risks inherent in such transactions before expanding our activities as principal in order to manage those risks as we seek to avoid transactions that may result in material losses to our company or risks to our security holders.

Conclusion

     Our Iranian operations are not material to our consolidated financial condition or results of operations and we do not believe that our Iran-related operations constitute a material investment risk for our security holders. We will continue to monitor the materiality of our operations in Iran including, as to whether our Iranian operations constitute material investment risk for our security holders.

* * * * * *

Ms. Cecilia Blye	-4-

     We request that any future correspondence in this regard be directed to the attention of our Investor Relations Division in Tokyo (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact Satoshi Tanaka, General Manager, at 81-3-3285-7533, or in his absence, Daisuke Ochiai, Senior Manager, at 81-3-3285-7784.

Very truly yours,
/s/ Shoei Utsuda
Shoei Utsuda
President and Chief Executive Officer

cc:	Roger Schwall
(Division of Corporation Finance, Securities and Exchange Commission)

John D. Young, Jr.
Izumi Akai
Steven C. Yang
(Sullivan & Cromwell LLP)